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Martin Dozier	Direct Dial: 404-881-4932	Email: martin.dozier@alston.com

October 25, 2022

VIA EDGAR

Christopher R. Bellacicco

Attorney-Adviser

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549

Re:	AOG Institutional Diversified Fund (File No. 333-265783; 811-23764)

Dear Mr. Bellacicco:

This letter sets forth the response of our clients, AOG Institutional Diversified Fund (the “Auction Fund”), to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 22, 2022 (the “Comment Letter”), pertaining to the registration statements filed on Form N-2 on June 23, 2022 (the “Registration Statements”). The Issuer included all of the requested disclosures in the amended Registration Statements for the Auction Fund and the Tender Offer Fund filed with the Commission on October 19, 2022 (the “Amended Registration Statements”).

The Applicant’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

LEGAL COMMENTS

General

1.                   Comment: The staff notes that the Auction Fund currently has an effective registration statement on Form N-2 under the 1940 Act that was filed on December 16, 2021 (the “1940 Act Registration Statement”). Supplementally, please clarify whether any Shares have been sold pursuant to that registration statement and whether, once the filing registering the Auction Fund’s shares under the 1933 Act is effective, shares under the 1940 Act registration statement will continue to be sold.

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Mr. Christopher R. Bellacicco October 25, 2022 Page 2

Response: The Issuer confirms that all shares sold as of the date hereof were sold under the 1940 Act Registration Statement pursuant to a private placement exemption under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”). Upon effectiveness of the Amended Registration Statements, the Issuer does not intend to continue to sell shares pursuant to the 1940 Act Registration Statement.

2.                   Comment: The staff previously issued a letter dated January 18, 2022 reflecting comments to the Auction Fund’s initial registration statement filing under the 1940 Act (the “January 18 Letter”). To date, the staff has not received a response to such comments. The staff reissues the comments included in the January 18 Letter.

Response: The Issuer undertakes to respond to the Staff’s January 18, 2022 comment letter under separate cover.

3.                   Comment: Please supplementally explain why the Auction Fund is now registering under the 1933 Act since it already has an effective registration statement under the 1940 Act.

Response: In response to feedback from financial intermediaries desiring that the shares be freely transferable, the Issuer has pursued registration of the shares under the Securities Act.

Prospectus

Cover page

4.                   Comment: Please include a cross reference to the risk factors section and the discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guide 6 to Form N-2.

Response: The Issuer has included a cross reference to the risk factors section and the discussion regarding the risks associated with a leveraged capital structure in the Amended Registration Statements.

5.                   Comment: Please revise the two paragraphs starting with “Shares will not be listed on a public exchange” and “The amount of distributions that the Feeder Funds may pay, if any, is uncertain” by breaking the sentences in these paragraphs into separate, bolded bullet points.

Response: The Issuer has separated and bolded the requested sentences in the Amended Registration Statements.

SUMMARY OF FEES AND EXPENSES – pages 25-26

6.                   Comment: Please add to footnote 4 of the fee table a discussion of the Adviser’s ability to recoup previously waived expenses, similar to the discussion provided on page 59.

Response: The Issuer has included the disclosure in the Amended Registration Statements.

Example – page 26

7.                   Comment: The staff notes that the registration statement filed by the Auction Fund under the 1940 Act on December 16, 2021 stated that the expense example included “one year of

Mr. Christopher R. Bellacicco October 25, 2022 Page 3

capped expenses.” However, because that filing did not reflect an expense limitation agreement, the staff requested that the Auction Fund remove this language. It appears that the Auction Fund now has an expense limitation agreement. If the example reflects the expense limitation agreement for the first year, please state that any expense limitation or fee waiver agreement is reflected in the expense example for only the contractual period of the arrangement (i.e., one year).

Response: The registration statement filed by the Auction Fund on December 16, 2021 erroneously stated that the expense example included one year of capped expenses. The expense example shows estimated based on the first full year of fund operations and does not include a cap on expenses.

Statement of Additional Information

Members of the Board – page 8

8.                   Comment: The first sentence in this paragraph states that there are four members of the Board, two of whom are Independent Trustees. However, the paragraph goes on to state that “Independent Trustees constitute more than three-quarters of the Board.” Please revise, as appropriate, this first sentence to reflect the correct number of Board members and Independent Trustees, or the latter sentence to reflect the correct proportion of Independent Trustees on the Board.

Response: The Issuer has included the disclosure in the Amended Registration Statements.

Part C

Item 25. Financial Statements and Exhibits

9.                   Comment: Please provide the required legal consent and auditor consent as exhibits to the registration statement.

Response: The Issuer has included the disclosure in the Amended Registration Statements.

Item 34. Undertakings

10.               Comment: Please include the undertakings required by Item 34 of Form N-2, as applicable.

Response: The Issuer has included the disclosure in the Amended Registration Statements.

Declaration of Trust

ARTICLE V – Shareholders’ Voting Powers and Meetings – Section 6. Derivative Actions

11.               Comment: This section states that a shareholder may not bring or maintain any action “without first making demand on the Trustees requesting the Trustees to bring or maintain such action.” The section goes on to state that such demand must have “the support of the Shareholders owning a majority of the outstanding class or Series of Shares affected by the proposed Action.”

Mr. Christopher R. Bellacicco October 25, 2022 Page 4
a.	With respect to the requirement to make a demand on the Trustees, please disclose this provision in an appropriate location in the prospectus.
b.	With respect to the requirement that a majority of shareholders support the demand, please (i) revise this provision to clarify that it does not apply to claims arising under the federal securities laws; and (ii) disclose this provision in an appropriate location in the prospectus and state that it does not apply to claims arising under the federal securities laws.

Response: The Issuer undertakes to revise the Declaration of Trust as requested above. The Issuer has disclosed this provision in the Amended Registration Statements.

12.               Comment: This section also states that “Any decision by the Independent Trustees to bring, maintain, or settle such Action, or to submit the matter to a vote of Shareholders, shall be binding upon all Shareholders who will be prohibited from maintaining a separate competing Action relating to the same subject matter.”

a.	Please revise this section to clarify that this provision does not apply to claims arising under the federal securities laws; and
b.	disclose this provision in an appropriate location in the prospectus and state that it does not apply to federal securities law claims.

Response: The Issuer undertakes to revise the Declaration of Trust as requested above. The Issuer has disclosed this provision in the Amended Registration Statements.

ACCOUNTING COMMENT

Part C

13.               Comment: Item 25 indicates that the financial statements are “not applicable” for this filing. The staff notes there are no financial statements included in Part A or Part B of the registration statement. Please explain why the financial statements from the semi-annual report for the six-month period ended March 31, 2022 filed on Form N-CSRS on June 9, 2022 were not included in the registration statement. In addition, because the Auction Fund is now registering under the 1933 Act, please inform us if audited financial statements will be included in a pre-effective amendment. See Section 14 of the 1940 Act and Item 25 of Schedule A of the 1933 Act.

Response: The Issuer planned to include audited financial statements in a later pre-effective amendment. Accordingly, the Issuer has included audited financial statements in the Amended Registration Statements.

If you have any further questions or comments, please do not hesitate to contact me at (404) 881-4932.

Mr. Christopher R. Bellacicco October 25, 2022 Page 5

Sincerely,

Martin Dozier

cc: Frederick Baerenz, President and Chief Executive Director